UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Powerbridge Technologies Co., Ltd. (the “Registrant”) is filing this Report on Form 6-K to provide its proxy statement for its 2020 annual shareholder meeting (the “Meeting”). The Meeting will be held July 27, 2020, at 9:00 p.m., EST, at 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, People’s Republic of China. A copy of the proxy statement and proxy card is attached hereto as Exhibit 99.1 and 99.2, respectively.

Financial Statements and Exhibits.

Exhibit	Description
99.1	2020 Notice of Annual General Meeting and Proxy Statement

99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor Chief Financial Officer

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